Mail Stop 3561

March 23, 2007

Mr. Clive Barwin
President, CEO and Secretary
Melt Inc.
22912 Mill Creek Dr., Suite D
Laguna Hills, CA 92653

> **Re: Melt, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **Filed March 30, 2006**
> **Form 10-QSB for the Fiscal Quarter Ended September 30, 2006**
> **Filed November 14, 2006**
> **File No. 333-109990**

Dear Mr. Barwin:

We have reviewed your response letter filed on March 9, 2007 to our comment letter dated March 2, 2007 and have the following comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Notes to the Consolidated Financial Statements

Note 1 – Nature of Organization

h. Revenue Recognition, page 11

1. We have reviewed your response to prior comment 1 in our letter dated March 2, 2007. When you amend your periodic reports to file your restated financial statements, please consider describing the effect of the restatement on the officers' conclusions regarding the effectiveness of the company's disclosure controls and procedures. See Item 307 of Regulation S-B. If the officers conclude that the disclosure controls and procedures were effective despite the restatement, please consider describing the basis for the officers' conclusions.

Form 10-Q for the Fiscal Quarter Ended September 30, 2006

Notes to the Consolidated Financial Statements

General

2. We have reviewed your response to prior comment 3 in our letter dated March 2, 2007. Please tell us whether these franchise store design, lease review, and site finder services are provided separately from, and in addition to, the pre-opening support included as part of the $25,000 initial franchise fee. Please also tell us whether you enter into a separate sales contract for these services. If these additional services are separate and independent of the franchise sales agreement, please expand your disclosures to discuss in sufficient detail the additional services you provide. Please also tell us how your revenue recognition policy with respect to these services complies with paragraph 13 of SFAS 45 or other applicable accounting guidance.

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your response to our comments.

You may contact Andrew Blume (Staff Accountant) at (202) 551-3254 or Yong Kim (Staff Accountant) at (202) 551-3323 if you have questions regarding the comments on the financial statements and related matters. Please contact me at (202) 551-3716 with any other questions.

Sincerely,

William Choi
Accounting Branch Chief